FORM  53-901.F

     SECURITIES  ACT

     MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  ACT

ITEM  1.          REPORTING  ISSUER
                  -----------------

     TERRA  NOVA  GOLD  CORP.
1360  -  605  Robson  Street
Vancouver,  BC  V6B  5J3

ITEM  2.          DATE  OF  MATERIAL  CHANGE
                  --------------------------

     September  19,  2003

ITEM  3.          PRESS  RELEASE
                  --------------

News release dated September 19, 2003 was issued in Vancouver, BC and disseminated through Canada Stockwatch and Market News

ITEM  4.          SUMMARY  OF  MATERIAL  CHANGE
                  -----------------------------

The Issuer announces, as a follow-up to the Issuer's news release dated August 27, 2003, that the 10,825,966 shares have now been issued to Ocean Resources Capital Holdings Plc ("ORCH") pursuant to the conversion of the Issuer's 2,600,000 convertible loan note issued in favour of ORCH. The Issuer has also issued to ORCH 2,000,000 detachable share purchase warrants, each warrant entitling ORCH to purchase one common share of the Issuer at a price of $0.45 per share until September 8, 2005, as more particularly described below.

ITEM  5.          FULL  DESCRIPTION  OF  MATERIAL  CHANGE
                  ---------------------------------------

The Issuer announces, as a follow-up to the Issuer's news release dated August 27, 2003, that the 10,825,966 shares have now been issued to Ocean Resources Capital Holdings Plc ("ORCH") pursuant to the conversion of the Issuer's 2,600,000 convertible loan note issued in favour of ORCH. The Issuer has also issued to ORCH 2,000,000 detachable share purchase warrants, each warrant entitling ORCH to purchase one common share of the Issuer at a price of $0.45 per share until September 8, 2005.

The shares, and any shares to be issued upon the exercise of the warrants, are subject to a hold period expiring January 9, 2004.

A finder's fee of $86,376 was paid as consideration for arranging the financing with ORCH. The net proceeds received from this private placement will be used to further exploration of the Issuer's Cape Ray Gold Project and for general working capital purposes.

The Issuer and ORCH jointly announce, pursuant to section 111 of the Securities Act (British Columbia), that ORCH's acquisition of 10,825,966 common shares represents 54.0% of the issued and outstanding shares of the Issuer. On a fully diluted basis, assuming ORCH exercises all its warrants, it would hold a maximum of 12,825,966 common shares, representing 58.2% of the Issuer's issued and outstanding share capital. The creation of ORCH's control block, by way of the private placement, was approved by the Issuer's shareholders at its extraordinary general meeting held on April 9, 2003.

The shares were acquired by ORCH for investment purposes. ORCH does not intend to acquire additional shares of the Issuer.

ITEM  6.          RELIANCE  ON  SECTION  85(2)  OF  THE  ACT
                  ------------------------------------------

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

     N/A.

ITEM  7.          OMITTED  INFORMATION
                  --------------------

     N/A.

ITEM  8.          SENIOR  OFFICERS
                  ----------------

     DAVID  PATTERSON
Chairman               Telephone:  (604)  684-6535

ITEM  9.          STATEMENT  OF  SENIOR  OFFICER
                  ------------------------------

The  foregoing  accurately  discloses  the  material  change referred to herein.


DATED  at  Vancouver,  British  Columbia,  this  19h  day  of  September,  2003.


TERRA  NOVA  GOLD  CORP.

Per:

"David  Patterson"
------------------
David  Patterson,
Chairman